UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

FindEx.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

11204 Davenport Street, Suite 100
Address of Principal Executive Office (Street and Number)

Omaha, NE 68154
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Findex.com, Inc. (hereinafter the “Company”) could not file the required Form 10-KSB within the prescribed period due to the fact that the Company’s board of directors was without sufficient time in advance of the prescribed due date for a thorough analysis and review of the 2004 year-end financial statements following receipt thereof from its independent auditors. The Company intends to file its Form 10-KSB for the fiscal year-end 2003 no later than April 15, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael M. Membrado	646	486-9772
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experienced an increase in net income from approximately $1,841,000 in 2003 to approximately $2,218,000 in 2004, which increase resulted in large part from a determination by the Company’s auditors that it would no longer be including in its audit report any statement calling into question the Company’s ability to continue as a going concern. Such determination allows the Company to take advantage of certain otherwise unrealizable tax benefits associated with existing operating loss carry-forwards. The net result is an approximate $1,751,000 income tax benefit for the year ended December 31, 2004. The Company additionally recognized an approximate $600,000 gain, net of applicable taxes, from extinguishment of debt which is classified as an extraordinary item. These items did not result from operations and have no effect on cash.

FINDEX.COM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 14, 2005	By:	/s/ Steven Malone

Steven Malone, President & CEO